                              Filed by Guest Supply, Inc. Pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14d-2 of the Securities Exchange Act of 1934

                              Subject Company: Guest Supply, Inc. Commission File No. 1-11955

                              --------------------------------------------------

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Guest Supply, Inc.                            SYSCO Corporation
------------------                            -----------------
Mr. Paul Xenis                                Ms. Toni R. Spigelmyer
VP, Finance                                   Asst. VP, Investor/Media Relations
4301 U.S. Highway One                         1390 Enclave Parkway
Monmouth Junction,  NJ  08852-0902            Houston,  TX  77077-2099
609-514-9696                                  281-584-1458



             SYSCO  AND  GUEST  SUPPLY  ANNOUNCE  COMMENCEMENT  OF
             -----------------------------------------------------

                                EXCHANGE  OFFER
                                ---------------

     HOUSTON, TX - MONMOUTH JUNCTION, NJ - February 5, 2001 - SYSCO Corporation (NYSE: SYY) and Guest Supply, Inc. (NYSE: GSY) announced that on February 5, 2001 SYSCO, through a wholly owned subsidiary, commenced its previously announced exchange offer for shares of Guest Supply common stock.

     Guest Supply's board of directors has unanimously voted to recommend that Guest Supply's stockholders accept the exchange offer. Guest Supply stockholders will receive shares of SYSCO common stock for shares of Guest Supply common stock tendered in the exchange offer. The number of SYSCO shares to be issued in exchange for each Guest Supply share tendered and accepted will be between approximately 0.8667 to 1.1818 shares according to a formula that is based on SYSCO's stock price. If the average of the closing prices per share of SYSCO common stock on The New York Stock Exchange for each of the fifteen consecutive trading days ending on the trading day that is five trading days prior to the expiration date of the offer, as it may be extended from time to time, which is referred to as the SYSCO average trading price, is at least $22.00 but less than or equal to $30.00, Guest Supply stockholders will receive for each Guest Supply share a number of SYSCO shares equal to $26.00 divided by the SYSCO average trading price. If the SYSCO average trading price is less than $22.00, Guest Supply stockholders will receive for each Guest Supply share approximately 1.1818 SYSCO shares. If the SYSCO average trading price is more than $30.00, Guest Supply stockholders will receive for each Guest Supply share approximately 0.8667 SYSCO shares. The SYSCO average trading price cannot be determined at this time.

     The exchange offer is subject to the tender of at least a majority of the outstanding Guest Supply shares on a fully diluted basis and other customary conditions. The offer and withdrawal rights will expire at 11:59 p.m. (EST), on March 5, 2001, unless extended.

     SYSCO is mailing today to registered holders of Guest Supply shares a preliminary prospectus regarding the exchange offer, Guest Supply's Schedule 14D-9, and a letter of transmittal to be used to tender Guest Supply shares in the exchange offer. Beneficial owners of Guest Supply shares holding in "street name" through their brokers may receive the prospectus and letter of transmittal from our Information Agent, MacKenzie Partners, Inc., by calling toll free 1-800-322-2885.
                                    - more -
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                                      -2-

     Headquartered in Monmouth Junction, New Jersey, Guest Supply operates principally as a distributor of personal care guest amenities, housekeeping supplies, room accessories and textiles to the lodging industry, and is a premier supplier of health and beauty aid products for consumer products companies and retailers. For the fiscal year ended September 29, 2000, Guest Supply generated sales of approximately $366 million. Guest Supply operates from 14 distribution centers located throughout the continental United States.

     SYSCO is the largest foodservice marketing and distribution organization in North America, providing food and related products and services to about 356,000 customers. The SYSCO distribution network, supported by more than 40,000 employees, currently extends throughout the entire contiguous United States, Alaska, the District of Columbia, Hawaii and portions of Canada. For fiscal 2000, which ended July 1, 2000, the company reported sales of $19.3 billion.

Forward Looking Statements

Certain statements made herein are forward-looking statements. They include statements regarding completion of the exchange offer and related merger, as described in the preliminary prospectus, and the consideration to be paid by SYSCO in the exchange offer, including SYSCO's future stock price. These statements are based on management's current expectations and estimates; actual results may differ materially due to certain risks and uncertainties. For example, SYSCO's ability to achieve expected results may be affected by SYSCO's failure to successfully integrate Guest Supply's operations, the failure of the transaction to close due to the inability to obtain regulatory or other approvals, failure of the Guest Supply shareholders to tender shares or to approve the merger, if that approval is necessary, failure of the combined company to retain key executives and other personnel, conditions in the economy, industry growth and internal factors, such as the ability to control expenses. For a discussion of additional factors affecting SYSCO and the exchange offer and merger, see SYSCO's Registration Statement on Form S-4, including the prospectus contained therein, as filed with the Securities and Exchange Commission on February 5, 2001.

     Both companies urge investors and security holders to read the following documents, which are now or will become available, as well as other relevant documents to be filed, regarding the exchange offer and merger described above, because they contain important information:

     . SYSCO Corporation's preliminary prospectus, prospectus supplements, final prospectus and tender offer materials.

     . SYSCO Corporation's Registration Statement on Form S-4 and Schedule TO containing or incorporating by reference certain documents and other information about SYSCO and Guest Supply.

     . Guest Supply's Solicitation/Recommendation Statement on Schedule 14D-9.

     These documents and amendments to these documents have been or will be filed with the Securities and Exchange Commission. When these and other documents are filed with the SEC, they may be obtained free at the SEC's web site at www.sec.gov. You may also obtain free copies of these documents from
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SYSCO Corporation by directing your request to Investor Relations by fax at
(281) 584-2721.

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